UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)

LOOKSMART, LTD.
(Name of Subject Company)

LOOKSMART, LTD.
(Name of Person Filing Statement)

Common Stock, $0.001 par value
(Title of Class of Securities)

543442503
(CUSIP Number of Class of Securities)

William F. O’Kelly
Senior Vice President, Chief Financial Officer and Secretary
LookSmart, Ltd.
55 Second Street
San Francisco, CA  94105
(415) 348-7000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Jon Gavenman, Esq.
Jennifer Fonner DiNucci, Esq.
Cooley LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA  94306-2155
(650) 843-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by LookSmart, Inc., a Delaware corporation (“LookSmart”), with the Securities and Exchange Commission (“SEC”) on August 2, 2012, relating to the tender offer by PEEK Investments LLC, a Delaware limited liability company (“Purchaser”) to purchase all outstanding shares of LookSmart’s common stock for $1.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Schedule TO filed jointly with the SEC by and on behalf of Purchaser and the following persons: (a) Snowy August Fund I LP, a Delaware limited partnership; (b) Snowy August Management LLC, a Delaware limited liability company; (c) Michael Onghai, a United States citizen; (d) Platinum Partners Value Arbitrage Fund L.P., a Cayman Islands exempted limited partnership; (e) Platinum Management (NY) LLC, a Delaware limited liability company; (f) Mark Nordlicht, a United States citizen; and (g) Uri Landesman, a United States citizen.

Except as specifically noted herein, the information set forth in the Statement remains unchanged. Capitalized terms used in this Amendment without definition have the respective meanings set forth in the Statement.

Item 9.	Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(4)	Press Release Issued by LookSmart, dated August 15, 2012

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LOOKSMART, LTD.

By:	/s/ WILLIAM O’KELLY
William O’Kelly
Senior Vice President Operations and Chief Financial Officer

Dated: August 15, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)(4)	Press Release Issued by LookSmart, dated August 15, 2012